

January 6, 2011

Ms. Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 12, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re:** **Sohu.com Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-30961**

Dear Ms. Yu:

We have reviewed your letter dated December 15, 2010 in connection with the above-referenced filings and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation

Compensation Discussion and Analysis (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Competitive Compensation Packages, page 14

1.   We note your statement in your response to prior comment 2 that "benchmarking was aimed at [the] estimated average value per officer of total compensation." We further understand that since total compensation paid to named executive officers by your peer companies on an individualized basis is generally not available, you undertake an undisclosed process to estimate the total compensation paid per executive officer and then aim to set the benchmark at the median of the undisclosed, estimated amounts. To the extent that this accurately reflects your current process, your disclosure on page 14 does not make this clear. Furthermore, because of the

undisclosed estimations embedded in your benchmarking process, the meaningfulness of your statement that you "aim to set [y]our total compensation so that it is in the median of the total compensation paid by [y]our peer companies" is unclear. Please advise and clarify in future filings as applicable.

2.   In addition, we note that your disclosure does not distinguish between when you are referring to total compensation paid to NEOs in the <u>aggregate</u>, such as the total compensation information you compile from your peer companies (factual), and when you are referring to total compensation paid to NEOs <u>individually</u>, such as when you evaluate the total compensation paid to each of your NEOs against the compensation paid by your peer companies (estimated). Please revise your disclosure in future filings to provide greater transparency with respect to your process for determining compensation for your NEOs consistent with this comment. Finally, tell us, and disclose in future filings as applicable, whether the compensation awarded to each of your NEOs was at the benchmark level and, if not, discuss how the compensation awarded compared to the benchmark and the reasons why the compensation awarded fell above or below the benchmark.

You may contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 if you have questions regarding comments on the financial statements and related matters or me at (202) 551-3730 with any other questions.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant

cc: <u>Via Facsimile (617) 574-7568</u>
        Timothy B. Bancroft
        Goulston & Storrs, P.C.